September 10, 2018

Zeshu Dai
Chief Executive Officer
China Xiangtai Food Co., Ltd.
c/o Chongqing Penglin Food Co., Ltd.
Xinganxian Plaza
Building B, Suite 21-1
Lianglukou, Yuzhong District 400800
Chongqing, People's Republic of China

       Re: China Xiangtai Food Co., Ltd.
           Registration Statement on Form F-1
           Filed August 24, 2018
           File No. 333-226990

Dear Ms. Dai:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Cover Page

1. We note that you have granted the underwriter an over-subscription option. The use of an over-subscription option, however, is not appropriate in an offering being conducted on a best efforts, minimum-maximum basis (i.e., it is used/appropriate only in offerings done on a firm commitment basis). Please revise accordingly.
 Zeshu Dai
China Xiangtai Food Co., Ltd.
September 10, 2018
Page 2
Exhibits and Financial Statement Schedules, page 113

2. We note that the exhibit index indicates that many exhibits were "previously filed."
         Please note that you must file all exhibits previously submitted with your draft registration statement with your publicly filed F-1. Please include these exhibits in your next amendment.
Authorized Representative, page 116

3. Please revise to include the signature of your authorized representative in the United
         States.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Amy Geddes at 202-551-3304 or Andrew Mew at 202-551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Justin Dobbie, Legal Branch Chief, at 202-551-
3469 with any other questions.



FirstName LastNameZeshu Dai                                    Sincerely,
Comapany NameChina Xiangtai Food Co., Ltd.
                                                               Division of
Corporation Finance
September 10, 2018 Page 2                                      Office of
Transportation and Leisure
FirstName LastName